UNITED STATES
SECURITIES AND EXCHANGE COMMISION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTICE OF LATE FILING

Form 10-Q
For the Quarter Ended: March 31, 2005

PART I—REGISTRANT INFORMATION

Full Name of Registrant:	CITIZENS, INC.

Former Name if Applicable:	N/A

Address of Principal Executive Office (Street and Number):

   400 East Anderson Lane
   Austin, Texas 78752

Part II—Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	the accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

The Registrant is unable to file its Quarterly Report on Form 10-Q within the prescribed time period because it is still completing the preparation of the information to be included throughout the Form 10-Q.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Mark A. Oliver, President Citizens, Inc. Phone: (512) 837-7100

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

The Registrant expects that its net income and earnings per share for the quarter ended March 31, 2005 will increase significantly over the quarter ended March 31, 2004 income and earnings per share. Net income for the quarter ended March 31, 2004 was $372,000 and the Registrant expects to report net income for the quarter ended March 31, 2005 in the range of six times of that for the like period in 2004.

CITIZENS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned duly authorized.

Date: May 10, 2005	By:	/s/ Mark A. Oliver
Mark A. Oliver, President